DC

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

February 14, 2007

Paul A. Castanon
Associate General Counsel
Corporate and Securities
Entergy Services, Inc.
639 Loyola Avenue
P.O. Box 61000
New Orleans, LA 70161

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/14/2007

Re: Entergy Corporation
Incoming letter dated January 5, 2007

Dear Mr. Castanon:

This is in response to your letter dated January 5, 2007 concerning the shareholder proposal submitted to Entergy by Emil Rossi. We also have received a letter on the proponent's behalf dated February 7, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Entergy

Entergy Services, Inc.
639 Loyola Avenue
P.O. Box 61000
New Orleans, LA 70161
Tel 504 576 2095
pcastan@entergy.com

Paul A. Castanon
Associate General Counsel
Corporate and Securities

1934 Act/Rule 14a-8

January 5, 2007

Via Electronic Mail and Hand Delivery

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Entergy Corporation – Stockholder Proposal submitted by Emil Rossi

Ladies and Gentlemen:

This letter is submitted by Entergy Corporation, a Delaware corporation ("Entergy" or the "Company"), pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended, to notify the Securities and Exchange Commission (the "Commission") of Entergy's intention to exclude from its proxy materials for its 2007 Annual Meeting of Stockholders (the "Annual Meeting") a stockholder proposal (the "Proposal") submitted by Emil Rossi (the "Proponent") and received by Entergy on November 20, 2006. Entergy requests confirmation that the staff (the "Staff") of the Division of Corporation Finance will not recommend to the Commission that enforcement action be taken if Entergy excludes the Proposal from its Annual Meeting proxy materials pursuant to Rule 14a-8(i)(3) and Rule 14a-8(i)(7).

The Proposal urges Entergy's Board of Directors (the "Board") "to adopt a policy that shareholders be given the opportunity to vote on an advisory management resolution at each annual meeting to approve the Compensation Committee report in the proxy statement." A copy of the Proposal, including its supporting statement, is attached to this letter as Exhibit A.

Entergy intends to file its definitive proxy materials for the Annual Meeting on or about March 26, 2007. In accordance with Rule 14a-8(j), six copies of this letter and its exhibit are enclosed, and one copy of this letter and its exhibit has been sent to the Proponent himself and also to Mr. John Chevedden, to whom the Proponent has requested we direct all communications regarding the Proposal.

Discussion

I. Rule 14a-8(i)(3)

Rule 14a-8(i)(3) states that a shareholder proposal may be omitted if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. Entergy believes that the Proposal and the supporting statement violate Rule 14a-9 and therefore may be omitted.

a. The Proposal is materially misleading because it will not accomplish its stated objective.

The Proposal requests that the Board adopt a policy giving shareholders the opportunity to vote on an advisory management resolution at each annual meeting to approve the Compensation Committee Report in Entergy's proxy statement. The Proponent argues that an advisory vote would allow "stockholders a clear voice that could help reduce excessive pay." We believe it is false and misleading to suggest that such an advisory vote will accomplish the Proposal's stated objectives given the narrow scope of the Compensation Committee Report. Under the new executive compensation and corporate governance rules adopted by the Commission on July 29, 2006, the Compensation Committee Report addresses only two subjects: (i) whether the compensation committee has reviewed and discussed the Compensation Discussion and Analysis with management and (ii) whether the compensation committee has recommended to the board of directors that the Compensation Discussion and Analysis be included in the proxy statement.

The Staff recently considered a nearly identical proposal in *Sara Lee Corp.* (September 11, 2006). In *Sara Lee*, the proposal asked for an advisory vote "to approve the report of the Compensation and Employee Benefits Committee set forth in the proxy statement." The stated intent of the proposal in *Sara Lee* was to "allow stockholders to express their opinion about senior executive compensation practices." In its response, the Staff noted the recent amendments to the contents of the Compensation Committee report and concurred that the proposal would be "potentially materially misleading as shareholders would be voting on the limited content of the new Compensation Committee Report, which relates to the review, discussions and recommendations regarding the Compensations Discussion and Analysis disclosure rather than the company's objectives and policies for named executive officers described in the Compensation Discussion and Analysis."

In *Sara Lee* the Staff allowed the proponent to revise the proposal to refer to the Compensation Discussion & Analysis instead of the Compensation Committee Report. However, critical to the Staff's decision was the fact that the proposal had been submitted to Sara Lee *before* the revision of the requirements relating to the content of the Compensation Committee Report. On this point, the Staff wrote "*because the requirements for the Compensation Committee Report were revised following the deadline for submitting proposals*, we believe that the proposal may similarly be revised to make clear that the advisory vote would relate to the description of the company's objectives and policies regarding named executive officer compensation that is included in the Compensation Discussion and Analysis." (Emphasis added.) In the instant case, the Proposal was submitted nearly four months after the revisions to the Compensation Committee Report were finally adopted by the Commission on July 29, 2006. The Company should, therefore, be permitted to exclude the Proposal.

b. The Proposal and supporting statement contain numerous objectively false statements.

In addition, the Proposal and supporting statement include a number of statements that are objectively false. For example, the Proponent represents that, "Our CEO pay was $17 million in one year." As reported in our proxy statement for the 2006 annual meeting of shareholders, our Chief Executive Officer's annual compensation (consisting of salary, bonus and other annual compensation) for 2005 was $2,396,402. In addition, our Chief Executive Officer received 165,200 stock options and 85,700 performance units in 2005. As determined in accordance with recently revised Item 402(c)(2)(x) of Regulation S-K, the total compensation for 2005 of our Chief Executive Officer, including change in pension value and nonqualified deferred compensation earnings, would have been $7,399,617. Although the Company does not dispute the veracity of the first clause of the subsequent sentence – "$17 million is hundreds of times the pay of the average employee and could create employee morale problems" – the Company believes that the sentence loses all relevance in light of the fact that the $17 million CEO compensation figure is false. As a result, it too should be excluded.

The Proponent's supporting statement also includes a number of other objectively false statements, including the following:

- "Stockholders do not have any mechanism for providing ongoing input at our company." As noted in our proxy statement for the 2006 annual meeting of shareholders, the Board has a policy regarding shareholder communications to the Board and its committees. Any shareholder or any other person may communicate with any director by sending a written communication to the director c/o the Company's Corporate Secretary at the address specified in the proxy statement.

- Mr. Blount and Mr. Nichols "held a total of 7 committee seats." As of the date hereof, Mr. Blount and Mr. Nichols each is a member of only two committees of our Board.

- Mr. Edwards, Mr. Levenick and Mr. Tauzin "held no more than 200 shares each." As of the date hereof, Mr. Edwards and Mr. Levenick each owns 800 shares of our common stock and Mr. Tauzin owns 700 shares of our common stock.

c. *The supporting statement is misleading because it is unrelated to the subject matter of the Proposal.*

In the paragraph beginning "It is also important...", the Proponent lists certain facts regarding Entergy's Board members that purport to illustrate how Entergy's governance standards are "not impeccable." These examples include perceived concerns regarding director independence, conflicts of interest and director rankings by independent research firms. The Proposal, however, has nothing to do with these matters. None of the concerns enumerated in the supporting statement are related to executive compensation or bear a connection to the subject matter of the Proposal. These statements are wholly irrelevant and, therefore, misleading in violation of Rule 14a-9. The Staff has often permitted the exclusion of supporting statements in this context. For example, in *General Motors Corp.* (February 25, 2004), the Staff concurred that a supporting statement arguing in favor of voting "against" directors and which was wholly unrelated to the accompanying proposal regarding executive compensation could be omitted by virtue of Rule 14a-8(i)(3). The Staff has also articulated that the exclusion of a supporting statement (or portions thereof) under Rule 14a-8(i)(3) may be appropriate where "substantial portions of the supporting statement are irrelevant to a consideration of the subject matter of the proposal, such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which she is being asked to vote." Staff Legal Bulletin No. 14B (September 15, 2004) ("SLB 14B").

d. *The supporting statement is misleading because it impugns the character, integrity and personal reputation of the Company's directors without factual foundation.*

Rule 14a-9(b) cites as an example of potentially misleading statements "[m]aterial which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation." SLB 14B further clarifies that such statements may appropriately be excluded or required to be modified. Many of the bulleted statements regarding the Company's directors in the fifth paragraph of the Proposal impugn the character, integrity and personal reputation of the named directors by questioning, without factual foundation, their independence and commitment to the Company. For example, the Proponent cites as "independence concerns" both the length of the service of two of the Company's directors and the fact that several of the Company's directors are active CEOs without explaining in any way why these facts are relevant to independence. Even assuming these statements are expressions of the Proponent's opinion, the Staff has previously concluded that a shareholder's unsubstantiated opinion that directors are not independent violates Rule 14a-9 and may be excluded. For example, in *Phoenix Gold International, Inc.* (November 21, 2000), the Staff concurred that the implication that existing non-executive directors were not independent was materially false and misleading and may be omitted. The Company should likewise be permitted to omit the Proponent's unsubstantiated implications as to the independence of the Company's directors.

Similarly, the Proponent saddles Mr. Hintz with potential conflicts of interest in "his non-director links" to the Company without any explanation as to what either those conflicts or non-director links might be, and questions the level of commitment to the Company of three directors based solely on their holdings of shares of the Company's stock. Fundamentally, these types of statements are implications that those directors have violated or may violate their fiduciary duty to the Company. In *The Swiss Helvetia Fund, Inc.* (April 3, 2001), the Staff concurred that the implication that directors have violated or may choose to violate their fiduciary duty impugns their character, integrity and personal reputation and may be excluded under Rule 14a-8(i)(3) if without factual foundation. Each of these statements impugns the character, integrity and personal reputation of the named directors and should be excluded.

The Staff has indicated that "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, we may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading." Staff Legal Bulletin No. 14 (July 13, 2001). In light of the pervasive nature of the false and misleading statements that permeate the Proposal and the supporting statement, Entergy believes the entire Proposal may properly be excluded. In the alternative, the Proponent should be required to remove or revise the false and misleading statements noted above.

II. Rule 14a-8(i)(7)

Rule 14a-8(i)(7) states that a shareholder proposal may be omitted if the proposal deals with a matter relating to the company's ordinary business operations. As discussed above, the Compensation Committee Report will state only whether the compensation committee has reviewed and discussed the Compensation Discussion and Analysis with management, and whether the compensation committee recommended to the Board that the Compensation Discussion and Analysis be included in the proxy statement. This disclosure is mandated by the Commission's proxy rules and reports only on certain routine actions taken by the committee, and not on the substance of the committee's deliberations. By definition, then, this report and the actions taken by the compensation committee disclosed in the report are the "ordinary business operations" of the Company, and the Proposal, therefore, may be excluded. In similar contexts, the Commission has found that shareholder proposals that seek reporting on board actions related to ordinary business operations may be excluded under Rule 14a-8(i)(7). For example, in *McKesson Corporation* (April 1, 2004), the proposal requested that the company's board of directors prepare and disclose to shareholders an annual report detailing actions taken by the board and its committees in the prior year. The Commission concurred that reporting on board actions related to the company's ordinary business operations and therefore was not an appropriate subject for a shareholder proposal and could be excluded.

Furthermore, also as discussed further above, the intent of the Proposal is to seek a shareholder referendum on compensation. The Proposal is not limited to senior executive compensation and would require, among other things, the disclosure of "the percentage of *total executive pay and benefits* that are peer performance-based." (Emphasis added.) The Commission has consistently taken the bright-line position that compensation of employees other than senior executives is an ordinary business matter and that shareholder proposals related to compensation of employees other than senior executives may be omitted pursuant to Rule 14a-

8(i)(7). *See, e.g.,* Staff Legal Bulletin No. 14A (July 12, 2002); *General Motors Corp.* (March 24, 2006) (general compensation matters are related to ordinary business operations).

For these reasons, the Company believes that the Proposal relates to precisely the type of "ordinary business operations" contemplated by Rule 14a-8(i)(7) and, accordingly, the Proposal may be omitted thereunder.

Conclusion

Based on the foregoing, I request your concurrence that the Proposal may be omitted from Entergy's Annual Meeting proxy materials. If you have any questions regarding this request or desire additional information, please contact me at (504) 576-2095.

Very truly yours,

Paul A. Castanon
Associate General Counsel

Attachments
cc: Emil Rossi
John Chevedden

CHI 3678938v.4

Emil Rossi
P.O. Box 249
Boonville, CA 95415

Mr. J. Wayne Leonard
Chairman
Entergy Corporation (ETR)
639 Loyola Ave.
New Orleans, LA 70113

Rule 14a-8 Proposal

Dear Mr. Leonard,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
T: 310-371-7872
olmsted7p@earthlink.net
(In the interest of saving company expenses please communicate via email.)

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal.

Sincerely,

Emil Rossi Oct 2-06

cc: Robert D. Sloan
Corporate Secretary
Phone: 504 576-4000
Fax: 504 576-4428
Fax: 504 569-4063
FX: 601-339-2388

[Rule 14a-8 Proposal, November 20, 2006]

3 – Shareholder Vote on Executive Pay

RESOLVED, shareholders ask our board of directors to adopt a policy that shareholders be given the opportunity to vote on an advisory management resolution at each annual meeting to approve the Compensation Committee report in the proxy statement. Our CEO pay was $17 million in one year. $17 million is hundreds of times the pay of the average employee and could create employee morale problems.

The policy should provide that appropriate disclosures will be made to ensure that stockholders fully understand that the vote is advisory, will not affect any person's compensation and will not affect the approval of any compensation-related proposal submitted for a vote of stockholders at the same or any other meeting of stockholders.

It is essential that the disclosure for this annual vote include disclosure of the percentage of total executive pay and benefits that are peer performance-based – meaning linked to demonstrable performance criteria measured by our company's performance compared to its peer companies.

The current rules governing senior executive compensation do not give stockholders enough influence over pay practices. In the United Kingdom, public companies allow stockholders to cast an advisory vote on the "directors remuneration report." Such a vote is not binding, but allows stockholders a clear voice that could help reduce excessive pay. Stockholders do not have any mechanism for providing ongoing input at our company. See "Pay Without Performance" by Lucian Bebchuk and Jesse Fried.

It is also important to take a step forward and support this one proposal since our 2006 governance standards were not impeccable. For instance in 2006 it was reported (and certain concerns are noted):

- William Percy, a member of our key Audit Committee no less, was rated a "problem director" by The Corporate Library (TCL) http://www.thecorporatelibrary.com/ an independent investment research firm. This was due to his involvement with the board of Mississippi Chemical Corporation, which filed Chapter 11 bankruptcy.
- With four active CEOs, we had too many CEOs as our directors – Over-commitment concern and independence concern.
- Mr. Blount had 19-years director tenure and Mr. Nichols had 20-years director tenure – Independence concern. Furthermore they held a total of 7 committee seats.

- Mr. Hintz had potential conflicts in his non-director links to our company.
- Mr. Edwards (our Lead Director no less), Mr. Levenick and Mr. Tauzin held no more than 200 shares each – Commitment concern.
- Cumulative voting was not allowed.
- Ms. Herman served on the MGM Mirage board (MGM) rated F by The Corporate Library.
- Mr. Wilkinson was designated an "Accelerated Vesting" director due to his service on a board that accelerated the vesting of stock options just prior to implementation of FAS 123R.

The above status shows there is room for improvement and reinforces the reason to take one step forward now and vote yes for:

Shareholder Vote on Executive Pay
Yes on 3

Notes:

The above format is requested for publication without re-editing or re-formatting.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

Please advise if there is any typographical question.
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.
Please acknowledge this proposal by email within 14-days and advise the most convenient fax number and email address to forward a broker letter, if needed, to the Corporate Secretary's office.

CFLETTERS

From: J [olmsted7p@earthlink.net]
Sent: Wednesday, February 07, 2007 9:53 PM
To: CFLETTERS
Cc: Paul A. Castanon
Subject: Entergy Corporation (ETR) Shareholder Position on Company No-Action Request (Emil Rossi)

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

February 7, 2007

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Entergy Corporation (ETR)
Shareholder Position on Company No-Action Request Rule 14a-8 Proposal:
Shareholder Vote on Executive Pay Emil Rossi

Ladies and Gentlemen:

This is an initial response to the company January 5, 2007 no action request.

The Staff said in Sara Lee Corporation (September 11, 2006) in regard to permitting to a similarly worded rule 14a-8 proposals to be updated: 'Accordingly, a proposal that is revised to replace the phrase 'report of the Compensation and Employee Benefits Committee' with the phrase 'the Compensation Discussion and Analysis' may not be omitted under rule 14a-8(i)(3).'

Thus it appears that the Sara Lee precedent shows that the topic of this proposal is a valid rule 14a-8 topic and sets a precedent to update the text of rule 14a-8 proposals in conformance with recent rule changes. I believe that such an opportunity to update rule 14a-8 proposal text should apply to at least proposals submitted for the 2007 proxy season most of which were required to already be submitted and were thus submitted within 3-months of the Sara Lee definitive proxy date of September 22, 2006.

In discussing Rule 14a-8(i)(3) SLB 14B states:
"We have had, however, a long-standing practice of issuing no-action responses that permit shareholders to make revisions that are minor in nature and do not alter the substance of the proposal. We adopted this practice to deal with proposals that comply generally with the substantive requirements of rule 14a-8, but contain some minor defects that could be corrected easily."

Like Sara Lee this rule 14a-8 proposal should thus be allowed to conform to the new disclosure rules because the change is minor in nature and does not alter the substance of the proposal.

The company seems to incorrectly suggest that in drafting a rule 14a-8 proposal a shareholder should be as currently informed on company executive compensation disclosure rules as a company securities lawyer.

The company does not claim that the significance of Sara Lee Corporation (September 11, 2006) was widely reported. The company does not claim that one proxy season has elapsed since the new CD&A reporting requirement.

The company does not claim that the proponent of the Sara Lee rule 14a-8 proposal was given any special consideration because it was a small entity that does not regularly retain attorneys.

The company does not claim that ³only² prefaced this text in Sara Lee Corporation (September 11, 2006): ³because the requirements for the Compensation Committee Report were revised following the deadline for submitting proposals, we believe that the proposal may similarly be revised to make clear that the advisory vote would relate to the description of the company's objectives and policies regarding named executive officer compensation that is included in the Compensation Discussion and Analysis.²

Excluding this topic by disallowing an update of five words would seem to be counter to the increasing interest of the Securities and Exchange Commission in addressing excessive executive pay as highlighted in this article, ³SEC puts bosses' pay in spotlight,² which includes a quote by SEC Chairman Christopher Cox:

³SEC puts bosses' pay in spotlight
³10 Jan 2007
³Compensation & Benefits. CSR & Governance.
Investors in American corporations are to get a much clearer idea of the sorts of rewards being lavished on top executives, and whether they are worth it, under new disclosure rules.

³The pay and perks of America's top executives are to come under much closer scrutiny following the agreement of new rules by the Securities and Exchange Commission.

³The new system of disclosure is expected to show more clearly, and in much greater detail, what sort of compensation, salaries and bonuses senior executives in listed companies are taking home.

³The scorecard disclosures, outlined in annual reports and proxy statements, will come closer than ever to a full accounting of total compensation for companies' top two executives and the next three highest-paid executives, said the Associated Press.

³ ŒThe new disclosure requirements will be easier for companies to prepare and for investors to understand,¹ said SEC Chairman Christopher Cox.

³ ŒThe SEC, in a very short amount of time for a regulator, has pushed through very sweeping pay disclosures that, for the first time, will give investors a very clear picture of CEO pay,¹ added Amy Borrus, deputy

director of the Council of Institutional Investors. ŒThe big picture is a very big win for investors.[1]

[3]Investors wondering whether top executives are earning their pay have always been able to look for evidence in annual reports and proxies but key parts of this information often were buried in footnotes. Š[2]

The full text of the Sara Lee Staff Response Letter is:
September 11, 2006
Response of the Office of Chief Counsel Division of Corporation Finance
Re: Sara Lee Corporation Incoming letter dated June 29, 2006 The proposal urges the board to adopt a policy that stockholders be given the opportunity at each annual meeting to vote on an advisory resolution to approve the report of the Compensation and Employee Benefits Committee.

There appears to be some basis for your view that the proposal may be materially false or misleading under rule 14a-8(i)(3). In arriving at this position, we note that the Board's Compensation Committee Report will no longer be required to include a discussion of the compensation committee's "policies applicable to the registrant's executive officers" (as required previously under Item 402(k)(1) of Regulation S-K) and, instead, will be required to state whether: (a) the compensation committee has reviewed and discussed the Compensation Discussion and Analysis with management; and (b) based on the review and discussions, the compensation committee recommended to the board of directors that the Compensation Discussion and Analysis be included in the company's annual report on Form 10-K and, as applicable, the company's proxy or information statement. The proposal's stated intent to "allow stockholders to express their opinion about senior executive compensation practices" would be potentially materially misleading as shareholders would be voting on the limited content of the new Compensation Committee Report, which relates to the review, discussions and recommendations regarding the Compensation Discussion and Analysis disclosure rather than the company's objectives and policies for named executive officers described in the Compensation Discussion and Analysis. However, because the requirements for the Compensation Committee Report were revised following the deadline for submitting proposals, we believe that the proposal may similarly be revised to make clear that the advisory vote would relate to the description of the company's objectives and policies regarding named executive officer compensation that is included in the Compensation Discussion and Analysis. Accordingly, a proposal that is revised to replace the phrase "report of the Compensation and Employee Benefits Committee" with the phrase "the Compensation Discussion and Analysis" may not be omitted under rule 14a-8(i)(3).

We are unable to concur in your view that Sara Lee may exclude the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that Sara Lee may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that Sara Lee may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Sara Lee may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

/s/

Ted Yu
Special Counsel

The company makes a number of apples-to-oranges comparisons to claim the proposal contains incorrect statements:

The company states as of January 5, 2007 certain directors held a certain number of board committee seats and certain directors held a certain number of shares. This is irrelevant because the proposal states that the committee seats and shares held are those reported during 2006 not in 2007.
According to The Corporate Library, accessed February 7, 2006, annual CEO compensation was [3]$17,322,921.[2] Source:
http://www.boardanalyst.com/companies/custom/company_profile.asp?CompID=1342
1
The proposal does not focus on limited increments of CEO pay as the company does for the sake of argument.

Shareholders in a $19 billion company do not have a meaningful mechanism to provide ongoing input to the company if the only means is to write a letter that is screened first by the Corporate Secretary.

In Hewlett-Packard Company (December 21, 2006) HPQ failed to obtain concurrence on Rule 14a-8(i)(3) grounds. PACCAR Inc. (December 27, 2004) was cited by the proponent with the following supporting information:

Supporting statements, with information that show that this proposal is consistent with other efforts to improve the corporate governance of the company, are relevant to this proposal. Additional evidence of lack of accountability at the company is also relevant to this proposal because this proposal is attempting to increase company accountability.

In other words, the more things that are broken at the company, the more important it is to fix the one item at hand now poison pill.

Companies have often validated this very method of argument in their management position statements in response to rule 14a-8 proposals. For instance, in opposing a specific shareholder proposal, it is well-known that companies will often elaborate on a list of existing good governance practices, unrelated to the proposal at hand, that supposedly water down the need to make the one change called for in the rule 14a-8 proposal.

The company is in effect demanding that only companies be able to cite the quality level of a list of corporate governance practices to support their position on rule 14a-8 proposal topics.

Thus the proponent should not be denied the opportunity to highlight the quality level (or lack of quality) of a list of corporate governance practices, and thus state that this is a good reason for the company to start here and adopt the one proposed improvement in the rule 14a-8 proposal.

In PACCAR Inc. (December 27, 2004) text regarding additional defects in the company corporate governance, which was argued to be irrelevant by the company, did not receive Staff concurrence for exclusion. The company does not cite any case involving the undersigned where PACCAR has been reversed.

Since 1992, the Staff has consistently taken the position that proposals dealing with the compensation of "senior executives" may not be omitted in reliance on the ordinary business exclusion.

The following purported company precedent seems to speak for itself as not applicable to the compensation of "senior executives:"
McKesson Corp.
WSB No.: 0405200418
Public Availability Date: Thursday, April 1, 2004
Abstract:
...A shareholder proposal, which recommends that this company's board prepare a report to shareholders annually regarding the actions taken by the board and all committees in the prior year, disclosing the agenda items on which the board and each committee voted and the existence of any non-unanimous board or committee vote and identifying the director or directors whose votes were not in accord with the majority, may be omitted from the company's proxy material under rule 14a-8(i)(7).

For the above reasons it is respectfully requested that concurrence not be granted to the company. In the Sara Lee precedent, the proponent did not even ask for the opportunity ³to make revisions² in accordance with SLB 14B, yet the proponent was granted the opportunity.

It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal since the company had the first letter.

Sincerely,

John Chevedden

cc:
Emil Rossi
Paul A. Castanon <PCASTAN@entergy.com>

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 14, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Entergy Corporation
Incoming letter dated January 5, 2007

The proposal asks the board to adopt a policy that shareholders be given the opportunity at each annual meeting to vote on an advisory management resolution to approve the report of the Compensation Committee in the proxy statement.

There appears to be some basis for your view that Entergy may exclude the proposal under rule 14a-8(i)(3), as materially false or misleading under rule 14a-9. Accordingly, we will not recommend enforcement action to the Commission if Entergy omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Entergy relies.

Sincerely,

Ted Yu
Special Counsel

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